UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 7, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Announcement of Additional Information of Summary of Consolidated Financial Results for the Nine Months Ended September 30, 2019

LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and President: Takeshi Idezawa) announces additional information for the “Summary of Consolidated Financial Results for the Nine Months Ended September 30, 2019” announced on October 30, 2019, as follows.

The new information consists of following:

1. Interim Condensed Consolidated Financial Statements and selected Notes	6

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited	8

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited	9

(5) Notes to Interim Condensed Consolidated Financial Statements - Unaudited	11

Notes for changes in significant accounting policies	11

Notes for changes in accounting estimates	13

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

October 30, 2019

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Nine Months Ended September 30, 2019

<Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE: LN) (TOKYO: 3938) announces the summary of its consolidated financial results for the nine months ended September 30, 2019.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: November 8, 2019
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.	Consolidated financial results for the first nine months of 2019 (from January 1, 2019 to September 30, 2019)

(1)	Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Revenues		Profit/(loss) from operating activities		Loss before income taxes		Loss for the period
For the nine months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2019	166,702	10.2	(27,521)	—	(36,224)	—	(36,834)	—
September 30, 2018	151,211	24.7	6,745	(72.4)	(226)	—	(7,690)	—

	Loss attributable to the shareholders of the Company		Comprehensive income/(loss) for the period		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
For the nine months ended	Millions of yen	%	Millions of yen	%		Yen		Yen
September 30, 2019	(33,961)	—	(40,007)	—		(142.09)		(142.09)
September 30, 2018	(6,068)	—	(9,696)	—		(25.50)		(25.50)

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
September 30, 2019	530,442	182,493	164,844	31.1
December 31, 2018	486,587	208,514	198,916	40.9

2.	Cash dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2018	—	0.00	—	0.00	0.00
For the year ending December 31, 2019	—	0.00	—
For the year ending December 31, 2019 (Forecast)				—	—

Note:	Revisions to the cash dividends forecasts most recently announced: None
Cash dividend forecasts for the year ending December 31, 2019: The Company has not yet made a decision regarding its year-end dividends.

3.	Consolidated earnings forecasts for 2019 (from January 1, 2019 to December 31, 2019)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revisions in accounting standards under IFRS: Yes

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: Yes

From FY 2019, the Group has adopted IFRS 16 Leases, and has revised the estimated useful lives on some of its property and equipment.

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)

As of September 30, 2019	240,961,642 shares
As of December 31, 2018	240,524,642 shares

b.	Number of treasury shares at the end of the period

As of September 30, 2019	1,575,171 shares
As of December 31, 2018	1,979,775 shares

c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)

For the nine months ended September 30, 2019	239,020,020 shares
For the nine months ended September 30, 2018	237,945,107 shares

Quarterly financial results reports are exempt from review procedures conducted by certified accountants or an audit firm.

For the purpose of fair disclosure in connection with the release of the financial statements by NAVER Corporation, the Company’s parent company, and timely disclosure of the Company’s Summary of Consolidated Financial Results, the Company discloses the Interim Condensed Consolidated Statement of Financial Position, Interim Condensed Consolidated Statement of Profit or Loss and segment information in advance, and other information will be released as soon as it has been prepared. Supplementary information to this earnings release, including the Group’s profit and loss by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

Index:

1. Interim Condensed Consolidated Financial Statements and selected Notes

(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

		(In millions of yen)

	December 31, 2018	September 30, 2019
Assets
Current assets
Cash and cash equivalents	256,978	200,279
Trade and other receivables	37,644	40,888
Other financial assets, current	15,915	27,083
Contract assets	339	168
Inventories	4,887	6,287
Other current assets	9,751	10,536

Total current assets	325,514	285,241

Non-current assets
Property and equipment	24,726	25,650
Right-of-use assets	—	56,063
Goodwill	17,095	16,948
Other intangible assets	5,298	8,127
Investments in associates and joint ventures	53,921	66,424
Other financial assets, non-current	42,287	50,266
Deferred tax assets	17,107	20,799
Other non-current assets	639	924

Total non-current assets	161,073	245,201

Total assets	486,587	530,442

Liabilities
Current liabilities
Trade and other payables	34,985	39,740
Other financial liabilities, current	36,726	42,096
Accrued expenses	18,405	16,607
Income tax payables	4,855	1,033
Lease liabilities, current	—	11,286
Contract liabilities	24,637	25,020
Provisions, current	2,581	3,149
Other current liabilities	1,037	5,225

Total current liabilities	123,226	144,156

Non-current liabilities
Corporate bonds	142,132	142,670
Other financial liabilities, non-current	527	409
Lease liabilities, non-current	—	46,387
Deferred tax liabilities	503	1,051
Provisions, non-current	3,309	4,372
Post-employment benefits	6,943	7,832
Other non-current liabilities	1,433	1,072

Total non-current liabilities	154,847	203,793

Total liabilities	278,073	347,949

Shareholders’ equity
Share capital	96,064	96,535
Share premium	118,626	119,343
Treasury shares	(8,205)	(6,598)
Accumulated deficit	(5,556)	(39,471)
Accumulated other comprehensive income	(2,013)	(4,965)

Equity attributable to the shareholders of the Company	198,916	164,844

Non-controlling interests	9,598	17,649

Total shareholders’ equity	208,514	182,493

Total liabilities and shareholders’ equity	486,587	530,442

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	For the nine-month period ended September 30,
	2018	2019
Revenues and other operating income:
Revenues	151,211	166,702
Other operating income	11,222	2,897

Total revenues and other operating income	162,433	169,599

Operating expenses:
Payment processing and licensing expenses	(22,650)	(26,406)
Sales commission expenses	(11,081)	(12,197)
Employee compensation expenses	(42,106)	(51,572)
Marketing expenses	(14,362)	(25,566)
Infrastructure and communication expenses	(7,764)	(8,063)
Outsourcing and other service expenses	(23,014)	(30,619)
Depreciation and amortization expenses	(7,852)	(16,324)
Other operating expenses	(26,859)	(26,373)

Total operating expenses	(155,688)	(197,120)

Profit/(loss) from operating activities	6,745	(27,521)
Finance income	298	400
Finance costs	(326)	(1,459)
Share of loss of associates and joint ventures	(7,311)	(9,567)
Gain/(loss) on foreign currency transactions, net	72	(237)
Other non-operating income	317	2,347
Other non-operating expenses	(21)	(187)

Loss before tax from continuing operations	(226)	(36,224)
Income tax expenses	(7,467)	(609)

Loss for the period from continuing operations	(7,693)	(36,833)
Profit/(loss) from discontinued operations, net of tax	3	(1)

Loss for the period	(7,690)	(36,834)

Attributable to:
The shareholders of the Company	(6,068)	(33,961)
Non-controlling interests	(1,622)	(2,873)

		(In yen )
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	(25.50)	(142.09)
Diluted loss for the period attributable to the shareholders of the Company	(25.50)	(142.09)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	(25.51)	(142.08)
Diluted loss from continuing operations attributable to the shareholders of the Company	(25.51)	(142.08)
Earnings per share from discontinued operations
Basic profit/(loss) from discontinued operations attributable to the shareholders of the Company	0.01	(0.01)
Diluted profit/(loss) from discontinued operations attributable to the shareholders of the Company	0.01	(0.01)

(3)	Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

	(In millions of yen)

	For the nine-month period ended September 30
	2018	2019
Loss for the period	(7,690)	(36,834)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	(935)	1,085
Income tax relating to items that will not be reclassified to profit or loss	283	(348)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	6	55
Reclassification to profit or loss of debt instruments at FVOCI	—	1
Available-for-sale financial assets
Reclassification to profit or loss	6	—
Exchange differences on translation of foreign operations:
Loss arising during the period	(1,213)	(4,727)
Reclassification to profit or loss	(107)	85
Proportionate share of other comprehensive income of associates and joint ventures	37	151
Reclassification to profit or loss	(8)	—
Income tax relating to items that may be reclassified subsequently to profit or loss	(75)	525

Total other comprehensive loss for the period, net of tax	(2,006)	(3,173)

Total comprehensive loss for the period, net of tax	(9,696)	(40,007)

Attributable to:
The shareholders of the Company	(8,078)	(36,867)
Non-controlling interests	(1,618)	(3,140)

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

	(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2018	92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075
Adjustment on adoption of new accounting standards	—	—	—	177	—	(1,258)	—	(1,081)

Balance at January 1, 2018 (adjusted)	92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994
Comprehensive income
Loss for the period	—	—	—	(6,068)	—	—	—	(6,068)
Other comprehensive loss	—	—	—	—	(1,373)	(637)	—	(2,010)

Total comprehensive loss for the period	—	—	—	(6,068)	(1,373)	(637)	—	(8,078)
Recognition of share-based payments	—	991	—	—	—	—	—	991
Forfeiture of stock options	—	(24)	—	24	—	—	—	—
Exercise of stock options	864	(109)	—	—	—	—	—	755
Changes in interest in subsidiaries	—	17,526	—	—	(15)	(27)	1	17,485
Acquisition of subsidiaries	—	—	—	—	—	—	—	—
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	2,500	2,488	(5,000)	—	—	—	—	(12)
Issuance of convertible bonds with stock acquisition rights	—	4,175	—	—	—	—	—	4,175
Disposal of treasury shares	—	(136)	696	—	—	—	—	560
Purchase of treasury shares	—	—	(4)	—	—	—	—	(4)

Balance at September 30, 2018	95,733	118,471	(8,308)	(10,161)	1,770	2,006	355	199,866

	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018	4,902	189,977
Adjustment on adoption of new accounting standards	(85)	(1,166)

Balance at January 1, 2018 (adjusted)	4,817	188,811
Comprehensive income
Loss for the period	(1,622)	(7,690)
Other comprehensive loss	4	(2,006)

Total comprehensive loss for the period	(1,618)	(9,696)
Recognition of share-based payments	—	991
Forfeiture of stock options	—	—
Exercise of stock options	—	755
Changes in interest in subsidiaries	8,199	25,684
Acquisition of subsidiaries	301	301
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	—	(12)
Issuance of convertible bonds with stock acquisition rights	—	4,175
Disposal of treasury shares	—	560
Purchase of treasury shares	—	(4)

Balance at September 30, 2018	11,699	211,565

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

	(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2019	96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916
Adjustment on adoption of new accounting standards	—	—	—	(26)	—	—	—	(26)

Balance at January 1, 2019 (adjusted)	96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890
Comprehensive income
Loss for the period	—	—	—	(33,961)	—	—	—	(33,961)
Other comprehensive (loss)/income	—	—	—	—	(3,766)	860	—	(2,906)

Total comprehensive (loss)/income for the period	—	—	—	(33,961)	(3,766)	860	—	(36,867)
Recognition of share-based payments	—	1,111	—	—	—	—	—	1,111
Forfeiture of stock options	—	(51)	—	51	—	—	—	—
Exercise of stock options	471	(117)	—	—	—	—	—	354
Changes in interest in subsidiaries	—	221	—	—	—	—	—	221
Acquisition of subsidiaries	—	—	—	—	—	—	—	—
Disposal of treasury shares	—	(447)	1,608	—	—	—	—	1,161
Purchase of treasury shares	—	—	(1)	—	—	—	—	(1)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—	—	46	—	(46)	—	—
Distributions	—	—	—	—	—	—	—	—
Other	—	—	—	(25)	—	—	—	(25)

Balance at September 30, 2019	96,535	119,343	(6,598)	(39,471)	(4,425)	(603)	63	164,844

	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019	9,598	208,514
Adjustment on adoption of new accounting standards	—	(26)

Balance at January 1, 2019 (adjusted)	9,598	208,488
Comprehensive income
Loss for the period	(2,873)	(36,834)
Other comprehensive (loss)/income	(267)	(3,173)

Total comprehensive (loss)/income for the period	(3,140)	(40,007)
Recognition of share-based payments	—	1,111
Forfeiture of stock options	—	—
Exercise of stock options	—	354
Changes in interests in subsidiaries	12,614	12,835
Acquisition of subsidiaries	246	246
Disposal of treasury shares	—	1,161
Purchase of treasury shares	—	(1)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—
Distributions	(1,669)	(1,669)
Other	—	(25)

Balance at September 30, 2019	17,649	182,493

(5)	Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes for changes in significant accounting policies

The significant accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new and revised IFRS standards effective as of January 1, 2019.

The impacts of the adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2019 on the Group’s unaudited interim condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2018 and 2019 and annual consolidated financial statements for the year ended December 31, 2018 are as follows:

IFRS16 Leases

The Group has adopted IFRS 16 Leases from the fiscal year beginning January 1, 2019. The Group has applied the modified retrospective method permitted by IFRS 16 and recognized the cumulative amount of the impact as of January 1, 2019 upon adoption of the standard. As a result, the Group has not restated the amounts in the comparative reporting period prior to adoption of IFRS 16.

IFRS 16 sets out the principal for the recognition, measurement, presentation and disclosure of lease contracts for lessees and lessors. Under IFRS 16, lessees no longer make a distinction between finance and operating leases as required under IAS 17, and apply a single accounting model. At the commencement date of a lease, lessees recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use assets). Subsequently, lessees are required to recognize separately the interest expense on the lease liability and the depreciation expense on the right-of-use assets. The right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. Lessors accounting under IFRS 16 remains substantially unchanged from IAS 17.

Upon the adoption of IFRS 16, the Group recognized lease liabilities for its leases previously classified as operating lease under IAS 17. The lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate used for the lease liabilities as of January 1, 2019 was 2.21%.

The Group applied the following practical expedients permitted by IFRS 16 when applying IFRS 16:

-	Relied on its assessment of whether leases are onerous applying IAS 37 immediately before the date of initial application as an alternative to an impairment review.

-	Accounted operating leases with less than 12 months of lease term remaining as of January 1, 2019 for as short-term leases.

-	Used hindsight when determining the lease term of contract including extension options and/or termination options.

The Group elected not to apply IFRS 16 to the agreements that were not identified as containing a lease component applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

(In millions of yen)

Commitments for operating lease as of December 31, 2018 as disclosed in the Group’s consolidated financial statements	58,688
(Less) Short-term leases recognized as an expense on a straight-line basis	(545)
(Less) Leases of low-value assets recognized as an expense on a straight-line basis	(29)
(Less) Lease contracts start on or after January 1, 2019	(3,092)

Lease liabilities before discounts	55,022
Discounts using the Group’s incremental borrowing rate	(7,009)

Lease liabilities recognized at January 1, 2019	48,013

As a result of above, the Group recognized 46,279 million yen and 48,013 million yen for the right-of-use assets and lease liabilities, respectively, in the Consolidated Statement of Financial Position as of January 1, 2019.

Due to the adoption of IFRS 16, the infrastructure and communication expenses which included operating lease expenses, and other operating expenses which also included operating lease expenses decreased by 908 million yen and 7,487 million yen, respectively for the nine-month period ended September 30, 2019. The depreciation and amortization expenses which included the depreciation expenses of right-of-use assets, and finance costs which included interest expenses for lease liabilities increased by 7,494 million yen and 887 million yen, respectively for the nine-month period ended September 30, 2019.

The accounting policies applied by the Group in accordance with the IFRS 16 Leases as of January 1, 2019 are as follows:

The Group, as a lessee, mainly leases properties and data centers. A lease contract is normally entered into for a fixed term from 1 year to 5 years but it may include extension options.

Leases are recognized as right-of-use assets and the corresponding liabilities when the lease assets become available for use by the Group. Each lease payment is apportioned between repayments of the lease liability and finance costs. The finance costs are accounted for as expenses over the lease term and calculated based on constant periodic rate of interest on the remaining balance of the lease liability. The right-of-use assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

The assets and liabilities arising from leases are measured at the present value of the lease at the commencement date. The lease liability includes the net present value of the following lease payments:

-	fixed payments less any lease incentives

-	variable lease payments that depend on an index or a rate

-	amounts expected to be payable under a residual value guarantee

-	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

-	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

Lease payments are determined using the discount rate as the interest rate implicit in the lease, if that rate can be readily determined, or the Group’s incremental borrowing rate.

The right-of-use assets measured at cost shall comprise:

-	the amount of the initial measurement of the lease liability

-	any lease payments made at or before the commencement date, less any lease incentives received

-	any initial direct cost

-	cost of restoring the underlying asset to the original condition

As a practical expedient, the Group elects, by class of underlying asset, not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

The lease payments associated with short-term lease and leases of low-value assets are recognized as expenses on a straight-line basis.

A short-term lease is a lease that, at the commencement date, has a lease term of 12 months or less. A lease of low-value asset, for example, comprises low value assets such as office furniture and fixture.

Most of the Group’s property leases include extension options and termination options.

An extension option shall be included in the lease term only if the lessee is reasonably certain to exercise that option.

Notes for changes in accounting estimates

The Group revised the estimated useful lives of servers to reflect the most recent condition of use. Due to this revision in estimates, loss from operating activities decreased by 1,101 million yen for the nine months ended September 30, 2019 compared to the previous method.

Notes for segment information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to determine the allocation of resources to each segment and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of Core business based on the growth of revenue and profitability and of Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)    Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of Advertising service, communication and content. Advertising services mainly includes display advertising, accounts advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on the services such as livedoor blog, NAVER Matome and advertisement appears on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.

Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, AI, LINE Friends, and E-commerce.

(2)    Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared by the same method as the preparation of consolidated financial statements, except certain items such as other operating income and share-based compensation expenses are included in corporate adjustment. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses information after eliminating intercompany transactions for their performance assessment, there are no adjustments between segments.

For the nine-month period ended September 30, 2018

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	131,920	19,291	151,211	—	151,211
Segment profit/(loss)(2)	21,280	(22,894)	(1,614)	8,359	6,745
Depreciation and amortization expenses	6,396	1,456	7,852	—	7,852
(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to profit from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the nine-month period ended September 30, 2019

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	144,881	21,821	166,702	—	166,702
Segment profit/(loss)(2)	24,959	(52,412)	(27,453)	(68)	(27,521)
Depreciation and amortization expenses	10,464	5,860	16,324	—	16,324
(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of segment profit/(loss) to loss before tax from continuing operations is as follows:

For the nine-month periods ended September 30,

		(In millions of yen)

	2018	2019
Segment profit/(loss)	6,745	(27,521)
Finance income	298	400
Finance costs	(326)	(1,459)
Share of loss of associates and joint ventures	(7,311)	(9,567)
Gain/(loss) on foreign currency transactions, net	72	(237)
Other non-operating income	317	2,347
Other non-operating expenses	(21)	(187)

Loss for the period before tax from continuing operations	(226)	(36,224)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)    Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the nine-month periods ended September 30, 2018 and 2019 are as follows.

Revenue recognized at a point in time mainly consists of revenue from LINE Friends.

For the nine-month periods ended September 30,

(In millions of yen)

	2018	2019
Core business
Advertising
Display advertising(1)	27,143	34,640
Account advertising(2)	41,379	46,261
Other advertising(3)	10,764	10,200

Sub-total	79,286	91,101

Communication, content, and others
Communication(4)	21,633	21,549
Content(5)	28,504	28,694
Others	2,497	3,537

Subtotal	52,634	53,780

Core business total	131,920	144,881

Strategic business
Friends(6)	12,637	14,048
Others(7)	6,654	7,773

Strategic business total	19,291	21,821

Total	151,211	166,702

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers, and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor blog, NAVER Matome, and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

Notes for going concern assumption

Not applicable.